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                             November 29, 2023

       Rachel Goldman
       Chief Executive Officer
       Paramount Gold Nevada Corp.
       665 Anderson Street
       Winnemucca, NV 89445

                                                        Re: Paramount Gold
Nevada Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2023
                                                            File No. 333-275376

       Dear Rachel Goldman:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1. We note you entered into a Controlled Equity Offering Sales Agreement on May 20, 2020
                                                        with Cantor Fitzgerald
and Canaccord Genuity relating to shares of your common stock.
                                                        To the extent you
intend to issue and sell shares under such sales agreement pursuant to this registration
statement, please revise to include a separate prospectus for such at the market offering and
make corresponding revisions to the fee table and legal opinion.
       Incorporation of Certain Information by Reference, page 20

   2. We note that you have elected to incorporate by reference into your registration statement.
                                                        Please revise to
specifically incorporate all filings required under Item 12(a)(2) of
                                                        Form S-3.
 Rachel Goldman
Paramount Gold Nevada Corp.
November 29, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                           Sincerely,
FirstName LastNameRachel Goldman
                                                           Division of
Corporation Finance
Comapany NameParamount Gold Nevada Corp.
                                                           Office of Energy &
Transportation
November 29, 2023 Page 2
cc:       James T. Seery, Esq., of Duane Morris LLP
FirstName LastName